August 10, 2011

By EDGAR

Rufus Decker Branch Chief – Accounting U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Guanwei Recycling Corp.
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 16, 2011
File No. 1-34692

Dear Mr. Decker:

On behalf of Guanwei Recycling Corp. (“Guanwei” or the “Company”), as counsel for the Company, we hereby submit Guanwei’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 30, 2011, regarding the above referenced Form 10-K for the year ended December 31, 2010 (“10-K”) and Form 10-Q for the period ended March 31, 2011 (together with the 10-K, the “Filings”).

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Guanwei.  Capitalized terms found in the Company’s responses are defined in the Filings.

Form 10-K for the Year Ended December 31, 2010

Item 1. Business, page 1

Raw Materials and Major Suppliers, page 6

1.
In future filings, please identify your principal suppliers.  See Item 101(h)(4)(v) of Regulation S-K.  We note your disclosure on page 14 under the risk factor heading “We Depend On A Limited Number of Suppliers For A Majority of Our Supplies…”

Rufus Decker
August 10, 2011

Response

The Company’s future filings will identify its principal suppliers per the disclosure requirements of Item 101(h)(4)(v) of Regulation S-K, as required.

Competition, page 7

2.	In future filings, please provide the disclosure required by Item 101(h)(4)(iv) of Regulation [S-K] regarding your competition.

Response

The Company’s future filings will provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K regarding its competition, as required.

Item 1A. Risk Factors, page 9

Risks Relating to Our Common Stock, page 16

Standards for Compliance with Section 404 of the Sarbanes-Oxley Act…, page 18

3.
We note your disclosure in and under this heading to the effect that the standards that must be met for your management to assess your internal control over financial reporting are new and uncertain.  Please provide us your basis for this disclosure.

Response

In future filings, the Company will reword this risk factor to remove the language implying the disclosure standards under the Sarbanes-Oxley Act are new and uncertain.

4.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

(a)
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.  If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Rufus Decker
August 10, 2011

Response

During the fiscal year 2010, the Company did not have its own internal audit function but engaged Finesse Associates Limited (“Finesse”), an external accounting and internal audit consulting firm, to assist the Company in:

•	the preparation of its audit plans;

•	the documentation of its systems of internal control over financial reporting (“ICFR”);

•	the evaluation of the design effectiveness of the Company’s ICFR; and

•	the provision of remedial recommendations for any identified deficiencies in terms of effective operation of these ICFRs.

The Company’s management team, with the assistance of Finesse, maintained open communication with the audit committee of the Company’s board of directors (the “Audit Committee”) and reported ICFR deficiencies and identified and reported relevant remedial recommendations directly to the Audit Committee.

The Company principally engages in the manufacturing and distribution of low density polyethylene (“LDPE”) and the sale of scrap materials, and it carries out all its operations through its PRC subsidiary, Fuqing Guanwei Plastic Industry Co., Ltd. (“Fuqing Guanwei”), located in Fuqing, China. Therefore, the Company considered that the Company operates in one location and has only one business unit.

The Company’s management team, together with Finesse, performed a review of the scope and complexity of Fuqing Guanwei’s operations and assessed the risk of material misstatement to the financial statements. When evaluating the misstatement risk of a financial reporting element, the management team considered both the materiality of the financial reporting element and the susceptibility of the underlying account balances, transactions or other supporting information to a misstatement that could be material to the financial statements. The Company adopted the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) internal control framework and took a top-down approach as recommended by the PCAOB Auditing Standard No. 5 (“AS5”) and the Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting to evaluate and assess its ICFR.

(a)	Top-down risk assessment

The Company assessed the risks it faces and prioritized the risks by first matching each risk to its financial statement account caption, disclosures and relevant assertions. It performed a review of the scope and complexity of Fuqing Guanwei’s operations and assessed the risk of material misstatement to the financial statements to determine the significant accounts and financial reporting processing activities which will need to be assessed for the design effectiveness and tested for operating effectiveness. Evaluation criteria included materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, and accounting and reporting complexities.

Rufus Decker
August 10, 2011

Based on the top-down risk assessment, the Company determined most of the financial statement accounts to be significant accounts with a few minor exceptions.  It then matched the significant accounts to its business processes to identify the key business processes for assessing control design effectiveness by analyzing the characteristics, including but not limited to inherent risk, relative financial significance, nature and amount of transactions and degree of centralization of processes and financial reporting applications.

(b)	Entity-level control assessment

The Company assessed the design effectiveness of its ICFR and tested operating effectiveness of entity-level controls (“ELC”) using the five COSO elements, including control environment, risk assessment, control activities, information and communication, and monitoring.

The Company identified the ELC at both the Company and business unit level and categorized the ELC into indirect, monitoring and precise controls based on the nature, precision and impact on other controls to determine the nature, timing and extent of the control testing at the process level.

(c)	Control design effectiveness assessment

The Company identified and assessed the design effectiveness of ICFR based on the risk assessment results of its nine processes, including financial reporting, account closing and consolidation, treasury, property, plant and equipment, payroll, taxation, inventory, purchases and expenses, and sales and revenues.

The processes that the Company conducted were based on risk assessment where materiality, volatility, transaction volume, transaction complexity and objectivity were considered in evaluating and prioritizing the risk levels based on the scoping decisions mentioned above in the top-down risk assessment.

In control design assessment, the Company conducted interviews and walk-through testing to evaluate the design effectiveness of the ICFR in mitigating those risks related to financial reporting.

(d)	Control operating effectiveness assessment

The Company has developed process description and risk control matrices to record the ICFR, including the policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Rufus Decker
August 10, 2011

Based on this assessment under the supervision of the Company’s management team, including the Chief Executive Officer and the Chief Financial Officer, the Company determined that the Company’s ICFR was effective as of December 31, 2010.

(b)
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response

The Company and its subsidiaries maintain their books and records in accordance with the generally accepted accounting principles in the respective jurisdictions in which they operate.

The Company has in place the following procedures to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

•
with the assistance from Finesse, the Company’s external consultants, the Company routinely reviews and analyzes any differences in accounting treatment between generally accepted accounting principles used by each of Guanwei and Fuquing Guanwei in preparing their books and U.S. GAAP;

•	Finesse performs reconciliation between PRC GAAP and U.S. GAAP and prepares consolidated financial statements in accordance with U.S. GAAP for management review;

•
the Company’s Chief Executive Officer and Chief Financial Officer perform a final review on the consolidated financial statements in accordance with U.S. GAAP to ensure the completeness, accuracy and adequacy of disclosure; and

•	the Company’s Audit Committee holds a meeting on a quarterly basis to review the financial reports and financial statements in accordance with U.S. GAAP.

Rufus Decker
August 10, 2011

(c)
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response

The individuals primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of its ICFR are the Chief Financial Officer and the Financial Controller. The Company’s Chief Executive Officer is responsible for the final review of the Company’s financial statements, and the Company’s Audit Committee holds a meeting on a quarterly basis to review the financial reports and financial statements.

Financial Controller

The Company’s Financial Controller is responsible for the preparation of the Company’s financial statements in accordance with PRC GAAP, and to assist in the evaluation of the effectiveness of the Company’s ICFR. The Financial Controller joined the Company’s PRC subsidiary as Financial Controller in 2005. Prior to joining the Company, he had over 20 years experience in audit and accounting for PRC companies in accordance with PRC GAAP.

The Company’s Financial Controller is a member of the China Institute of Certified Public Accountants and a certified tax advisor in China. He graduated from the Xiamen University and Xiemen Jimei School of Finance.

Rufus Decker
August 10, 2011

Chief Financial Officer

The Company’s Chief Financial Officer is primarily responsible for performing review and supervision in the preparation of our financial statements and evaluating the effectiveness of our ICFR.  Since November 2009, the Chief Financial Officer, with the assistance of Finesse, was responsible for ensuring that the preparation of the Company’s financial statements was in accordance with U.S. GAAP and that the evaluation of the effectiveness of the Company’s ICFR was performed in accordance with Sarbanes-Oxley Act.  The knowledge and experience in U.S. GAAP and qualifications of our external consultants are detailed in part (f) of this question.

In respect of any periodic reporting, the Chief Financial Officer reviews all consolidation worksheets, the Company’s financial statements and the notes thereto, and any supporting work papers, which are prepared in accordance with the U.S. GAAP. In respect of the evaluation of the effectiveness of the Company’s ICFR, the Chief Financial Officer approves the evaluation plan, reviews all documentation of the Company’s ICFR and all findings of fact of the evaluation, and communicates these findings and evaluation to the rest of the management team and to the Audit Committee to make conclusion as to the effectiveness of the Company’s ICFR.

Prior to joining the Company, the Chief Financial Officer worked for 3 years at a PRC company, and for 7 years at two companies listed on the Singapore Securities Exchange. During these periods, the Chief Financial Officer was responsible for the preparation of financial statements in accordance with International Financial Reporting Standards or PRC GAAP, and was involved in the design, implementation and evaluation of the ICFR for these companies.

The Company’s Chief Financial Officer is a member of the China Institute of Certified Public Accountants. He holds a Bachelors degree in Accounting from Northwest University in China.

Chief Executive Officer

The Company’s Chief Executive Officer, with the assistance of the Company’s Chief Financial Officer, is involved in the final review of the Company’s financial statements prepared in accordance with the U.S. GAAP and the result of the evaluation of the effectiveness of the Company’s ICFR in accordance with Sarbanes-Oxley Act since November 2009. He is the founder of the Company’s PRC subsidiary and has served as its Chief Executive Officer and Chairman of its Board of Directors since inception in 2005; from 1999 to 2005, Mr. Chen served as chief executive officer and chairman of the board of directors of Fuqing Huanli Plastic Corp., a PRC company.

The Company’s Chief Executive Officer holds a Bachelors degree in economics from Xiamen University. He studied at both Japan Arsker College and Japan University and obtained degrees in economics, and obtained a Masters degree in innovative administration from Tsing Hua University in 2009. While in Japan, he completed a study of the advanced Japanese recycling business and upon returning to China in 1999, he established Gaoming Plastics Inc., a plastic recycling business in the PRC. The Company’s Chief Executive Officer has been working since to expand the scale and level of recycling in China in a cost-efficient way.

Rufus Decker
August 10, 2011

Audit Committee

The Audit Committee is responsible for overseeing the quality and integrity of the Company’s financial statements and reports, and the effectiveness of the Company’s ICFR.

One member of the Audit Committee was determined by the Company’s Board of Directors as financial expert. The Company’s Audit Committee financial expert has served as a director and as a member of the Audit Committee since November 2009. Information regarding the background and experience of the Audit Committee’s financial expert can be found in the Company’s response to comment 4(f).

(d)	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Rufus Decker
August 10, 2011

Response

The Company engaged Finesse Associates Limited (“Finesse”), an external consulting firm, of Level 15, Nexxus Building, 41 Connaught Road Central, Hong Kong, to assist it in the preparation of its financial statements (“Compilation Service”) and the evaluation of the effectiveness of its ICFR (“SOX Consultancy Service”) for the fiscal year 2010.

Mr. Derick Chow is the director at Finesse responsible for the Compilation Service and the SOX Consultancy Service. Mr. Chow earned a bachelor degree in accounting from Curtin University of Technology in Australia and a master’s degree in business administration from the University of Manchester in the United Kingdom. He is a Certified Public Accountant in the United States and also a member of the Hong Kong Institute of Certified Public Accountants, the Institute of Chartered Accountants in England and Wales and the CPA Australia.

Mr. Chow has over 16 years working experience in accounting and auditing positions, including approximately 4 years of experience with KPMG HK and approximately 9 years of experience with BDO HK. During these periods, he managed or worked on a variety of assignments in assurance, accounting advisory and internal controls evaluation for a wide array of US listed companies.

The Company engaged BDO HK as auditor since 2009.  During the tenure of Mr. Chow at BDO HK, he was not involved in the audits of the Company.

Finesse spent about 82 hours for the Compilation Service and 324 hours for the SOX Consultancy Service. The fees paid to Finesse in respect of the Compilation Service and the SOX Consultancy Service are US$15,000 and US$36,000, respectively.

(e)
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you;
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response

The Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its ICFR.

Rufus Decker
August 10, 2011

(f)
We note you have identified one audit committee financial expert on page 31 of this filing. Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

Response

Mr. Howard S. Barth was determined to be an audit committee financial expert by the Board of Directors of the Company.  Mr. Barth has served as a director and as Chairman of the Audit Committee since November 2009.

Mr. Barth is experienced in serving as director of U.S. and Canadian listed companies which report their financial statements on U.S. GAAP. Currently, Mr. Barth is a director of Yukon Gold Corporation, Inc. (a company listed on both the OTCBB and TSX), a director and Chairman of the Audit Committee of China Auto Logistics, Inc. (a company listed on NASDAQ).  He was a director and Chairman of the Audit Committee of Nuinsco Resources Limited (a TSX-listed exploration company), and a director of New Oriental Energy & Chemical Corp. (a NSADAQ-listed company), Orsus Xelent Technologies, Inc. (an AMEX-listed company) and Uranium Hunter Corporation (an OTCBB-listed company).

Mr. Barth has operated his own public accounting firm in Toronto, Canada since 1985 and has over 27 years of experience as a certified accountant. He earned a bachelor’s and master’s degree in accounting from York University in Canada, and is a member of the Canadian Institute of Chartered Accountants and the Ontario Institute of Chartered Accountants.

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters…, page 19

Dividends, page 20

5.
In future filings, please describe the restrictions imposed on your ability to pay dividends by laws governing foreign invested enterprises in China as referenced on page 10 under the risk factor heading “Because Our Assets Are Located In China, Any Dividends Of Proceeds From Liquidation Is Subject To The Approval Of The Relevant Chinese Government Agencies.”

Response

The Company’s future filings will describe such restrictions in a manner similar to that set forth below:

Rufus Decker
August 10, 2011

“Our ability to distribute dividends depends on receiving distributions from our PRC opening company. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our PRC operating company is required, where applicable, to allocate a portion of its net profits to PRC statutory reserves before distributing dividends, including at least 10% of its net profits to PRC statutory reserves until the balance of such fund has reached 50% of its registered capital. These reserves can only be used for specific purposes, including making-up cumulative losses of previous years, conversion to our equity capital, and application to business expansion, and are not distributable as dividends. Further, if our PRC operating company incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For risks associated with the restrictions that limit our ability to pay dividends on common stock, see “Risk factors—Because Our Assets Are Located in China, Any Dividends Of Proceeds From Liquidations Is Subject To The Approval Of The Relevant Chinese Government Agencies”.

 We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors (the “Board”) does not anticipate declaring any cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will be contingent upon our financial condition, results of operations, current and anticipated cash needs, restrictions contained in current or future financing instruments, plans for expansion and such other factors as the Board deems relevant. We have not paid any cash dividends on our Common Stock.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

6.
On page 20, you indicate that there are no present material restrictions that limit your ability to pay dividends on common stock or that are likely to do so in the future.  Please confirm that there are no material restrictions between you and Fuqing Guanwei Plastic Industry Co. Ltd.  In future filings, please disclose how cash is transferred to the PRC subsidiary and conversely, how cash and earnings are transferred from the PRC to your offshore subsidiaries.  In your liquidity and capital resources [section], please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations.  Please provide in your financial statement footnotes the disclosures required by Rule 4-08(e) of Regulation S-X.  Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response

As discussed in the Company’s proposed disclosure under comment 5 above, PRC regulations permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, the Company’s PRC operating company, Fuqing Guanwei Plastic Industry Co. Ltd (“Fuqing Guanwei”), is required to allocate 10% of its net profits to PRC statutory reserves before distributing dividends until the balance of such fund has reached 50% of its registered capital. These reserves can only be used for specific purposes but are not available for dividend distributions. The Company’s ability to pay dividends may be restricted if it creates debt instruments with relevant restrictions on dividend distributions. As of December 31, 2010, the Company’s statutory reserves fund has already reached 50% of its registered capital and had no debt instruments with restrictions on dividend distributions.

Rufus Decker
August 10, 2011

As a result of these PRC laws and regulations, Fuqing Guanwei is restricted in its ability to transfer a portion of its net assets, including registered capital, additional paid-in capital and PRC statutory reserves, either in the form of dividends, loans or advances. As of December 31, 2010, such restricted net assets amounted to $2,044,119.  Accordingly, the Company therefore determined that there were no material restrictions on its ability to pay dividends as of December 31, 2010.

The Company, together with Finesse, considered the requirements of Rules 5-04, 12-04(a) and 4-08(e)(3) of Regulation S-X to disclose condensed financial information. In accordance with Article 8 of Regulation S-X, these requirements are not applicable to smaller reporting companies. During the fiscal year 2010, the Company was qualified as a smaller reporting company and therefore believed that the requirements of Rules 5-04, 12-04(a) and 4-08(e)(3) of Regulation S-X are not applicable to it.

The Company’s future filings will include a discussion in liquidity and capital resources section regarding any restrictions on its ability to declare dividends and their impact on the Company’s liquidity, financial condition and results of operations.  The Form 10-Q for the period ended June 30, 2011 will include a discussion similar to that which appears below:

“Dividends

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC operating subsidiary in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our PRC operating subsidiary. If our PRC subsidiary or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC operating subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, our PRC operating subsidiary is required to allocate at least 10% of its after-tax profits each year, if any, to PRC statutory reserves before distributing dividends until the balance of such fund has reached 50% of its registered capital. Our PRC operating subsidiary with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the PRC statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the PRC operating subsidiary, the reserve funds are not distributable as cash dividends except in the event of liquidation of the PRC operating subsidiary.”

Rufus Decker
August 10, 2011

The Company’s future filings will also include in its financial statement footnotes the disclosures required by Rule 4-08(e) of Regulation S-X.  The Form 10-Q for the period ended June 30, 2011 will include a disclosure similar to that which appears below:

“Distribution of Profits

We are a holding company incorporated in the United States and our cash flow depends on dividends from our PRC operating subsidiary.  In order for us to distribute any dividends to our shareholders, we will rely on dividends distributed by our PRC operating subsidiary. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our PRC operating company is required, where applicable, to allocate a portion of its net profit to PRC statutory reserves before distributing dividends, including at least 10% of their net profit to PRC statutory reserves until the balance of such fund has reached 50% of its registered capital. These reserves can only be used for specific purposes, including making-up cumulative losses of previous years, conversion to our equity capital, and application to business expansion, and are not distributable as dividends. Further, if our PRC operating company incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The Company’s restricted net assets as of June 30, 2011 and December 31, 2010 amounted to $__ and $2,044,119, respectively.

Assuming our PRC operating subsidiary distributes dividends to us, dividends will be paid on our common stock only at the discretion of the Board  and will be contingent upon our financial condition, results of operations, current and anticipated cash needs, restrictions contained in current or future financing instruments, plans for expansion and such other factors as the Board deems relevant.

 We do not have any present plan to pay any cash dividends on our common stock in the foreseeable future. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board does not anticipate declaring any cash dividends for the foreseeable future.”

Results of Operations for the Fiscal Year Ended December 31, 2010 Compared to the Fiscal Year Ended December 31, 2009, page 22

7.
We note your risk factor on page 11 that changes in the exchange rate of the European Union euro and British pound sterling may adversely impact your revenues and expenses.  In future filings, please expand MD&A to address how changes in exchange rates impacted your revenues and expenses.

Rufus Decker
August 10, 2011

Response

The Company purchases raw materials from overseas suppliers and is exposed to foreign exchange risk arising from various currency exposure, primarily with respect to purchases in U.S. dollar and European Union euro. The Company had no purchases denominated in British pound sterling.

The Company’s future filings will include a discussion in the MD&A to address how exchange rates of U.S. dollar and European Union euro and impacted the Company’s revenues and expenses.  The Form 10-Q for the period ended June 30, 2011 will include a discussion similar to that which appears below:

“Foreign Exchange

A majority of our net revenue and expenditures are denominated in the Renminbi. However, the price of raw materials that we buy from foreign suppliers is denominated in the U.S. dollar and European Union euro. As a result, fluctuations in the exchange rate between the European Union euro or the U.S. dollar and the Renminbi will affect the cost of such raw materials to us and will affect our results of operations and financial condition.

Approximately __%  and __% of our purchases for the three months and six months ended June 30, 2011 were denominated in the European Union euro, and the rest of our purchases were denominated in the U.S. dollar. Accordingly we believe that any movement in the exchange rate between the European Union euro and the Renminbi will have insignificant impact on our operating income.

The exchange rate between the Renminbi and the U.S. dollar is subject to the PRC government’s foreign currency conversion policies, which may change at any time.  The exchange rates at June 30, 2011 and December 31, 2010 were approximately __ and 6.6227 Renminbi to 1 U.S. dollar, respectively.  Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars.  We recognized a foreign currency translation gain (loss) of approximately $__ and $__ for the three month periods ended June 30, 2011 and 2010, of $__ and $__ for the six month periods ended June 30, 2011 and 2010.  If the exchange rate were to increase by 10% to US$1.00 = RMB__, our foreign currency translation loss would potentially decrease by approximately $__. If the exchange rate were to decrease by 10% to US$1.00 = RMB__, our foreign currency translation gain would potentially increase by approximately $__.”

Liquidity and Capital Resources, page 26

General

8.
We note your risk factor on page 12 related to your significant deposits with banks and financial institutions in China.  Given this risk factor and your significant foreign operations, please enhance your liquidity disclosures to address the following in future filings:

Rufus Decker
August 10, 2011

•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and
•
Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response

The Company’s future filings will include a discussion in the liquidity and capital resources section as to its foreign cash and cash equivalents and a discussion as to trend information required by Item 303(a)(1) of Regulation S-K. The Form 10-Q for the period ended June 30, 2011 will include a discussion similar to that which appears below:

“Foreign Cash

As of June 30, 2011 and December 31, 2010, the Company had cash deposits of $__ and $14.9 million placed with several banks and a financial institution in the People’s Republic of China, where there is currently no rule or regulation in place for obligatory insurance of accounts with banks and financial institutions.

If the foreign cash and cash equivalents are expatriated to finance any needs of our operations in the U.S., we may need to accrue and pay U.S. taxes. Currently, we have not provided for U.S. income and foreign withholding taxes on undistributed earnings of our PRC operating subsidiary since we intend to reinvest our earnings to further expand our businesses in mainland China and do not intend to declare dividends to our U.S. holding company in the foreseeable future.

Trend Information

 Other than as disclosed elsewhere in this quarterly report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.”

We have considered the requirements of Financial Reporting Codification 501.06.a to provide segment analysis on revenue, profitability and cash needs.   As we operate in one segment, we believed that the segmental disclosure required in Financial Reporting Codification 501.06.a is not applicable to us.

Rufus Decker
August 10, 2011

Item 9A.  Controls and Procedures, page 28

Disclosure Controls and Procedures, page 28

9.
We note that the scope of your management’s conclusion regarding the effectiveness of your disclosure controls and procedures is limited to the information required to be disclosed in your annual report.  Please confirm, and in future filings indicate, if true, that your management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the most recent reporting period was based on the full definition set forth in Rule 13a-15(e) of the Exchange Act.  Please also comply with this comment in your future quarterly reports on Form 10-Q.

Response

The Company confirms that it is true that, as of the end of the most recent reporting period covered by the Annual Report on Form 10-K (and in future filings, the Company will indicate (if true during the period covered by such future filing)), that its management’s conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the most recent reporting period was based on the full definition set forth in Rule 13a-15(e) of the Exchange Act.  As such, the disclosure in future filings will read similarly to that set forth below:

“Our Chief Executive Officer and Chief Financial Officer (collectively, the “Certifying Officers”) are responsible for establishing and maintaining disclosure controls and procedures for the Company, and to evaluate the effectiveness of our disclosure controls and procedures as of the end of the period covered by this [annual/quarterly] report (the “Evaluation Date”).  Disclosure controls and procedures are  controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and, as appropriate to allow for timely decisions regarding required disclosure.

Based on the evaluation of these disclosure controls and procedures, the Certifying Officers have concluded that these disclosure controls and procedures were effective at the Evaluation Date.”

Rufus Decker
August 10, 2011

The Company will also comply with this comment in future Quarterly Reports on Form 10-Q.

Changes in Internal Control Over Financial Reporting, page 29

10.
We note your statement that “[d]uring [y]our fiscal year 2010, there were no significant changes in [y]our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, [y]our internal controls over financial reporting.”  In future filings, please clearly state whether there were any changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please also comply with this comment in your future quarterly reports on Form 10-Q.

Response

The Company’s future filings, including future quarterly reports on Form 10-Q, will clearly state whether there were any changes in the Company’s internal control over financial reporting that occurred during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 10. Directors, Executive Officers and Corporate Governance, page 30

11.
In future filings, please describe the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a member of the board.  See Item 401(e) of Regulation S-K.

Response

The Company’s future filings will include a description of the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a member of the board, as required per Item 401(e) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 34

12.
In future filings, please provide the tabular disclosure required by Item 201(d) of Regulation S-K with respect to the compensation plans under which you are authorized to issue equity securities, including your 2010 Omnibus Long-Term Incentive Plan, and clarify the disclosure on page 20 that you have no compensation plans under which your equity securities are authorized for issuance.

Rufus Decker
August 10, 2011

Response

The Company’s future filings will include the tabular disclosure required by Item 201(d) of Regulation S-K with respect to compensation plans under which the Company is authorized to issue equity securities.  The Company will clarify the disclosure on page 20 that it has no compensation plans under which its equity securities are authorized for issuance.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36

13.
In future filings, please provide the information required by Item 404(d) with respect [to] each of your related party transactions since the beginning of the fiscal year preceding your last fiscal year.  See Instruction 2 to Item 404(d) of Regulation S-K.  In this regard, we note from page F-16 the arrangements that you have had with Chenxin International Limited under which it has paid accrued expenses on your behalf.  Specifically, disclose this shareholder’s interest in the arrangement.

Response

The Company’s future filings will provide the information required by Item 404(d) with respect to each of the Company’s related party transactions since the beginning of the fiscal year preceding its last fiscal year, as per Instruction 2 to Item 404(d).

The Company will also include a disclosure regarding Chenxin International Limited similar to that set for the below:

“The Company has an arrangement with Chenxin International Limited, a company controlled by Mr. Wang Rui, a director of the Company, pursuant to which Chenxin International Limited has paid accrued expenses on behalf of the Company.  This arrangement is not reflected in any written agreement and is typical of business practices in the region of the PRC where the Company is located.”

Item 15. Exhibits, page 39

14.	In future filings, please file or incorporate by reference as an exhibit the agreement setting forth the terms of your arrangement with Chenxin. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response

Because there is no written agreement setting forth the terms of the Company’s arrangement with Chenxin, the Company is unable to file such an agreement as an exhibit to its filings.  In the future, however, the Company will disclose the arrangement with Chenxin in a manner similar to that set forth in the response to Comment 13 above.

Rufus Decker
August 10, 2011

15.
In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K without modifying the text in paragraph 4(d).  Please also comply with this comment in your future quarterly reports on Form 10-Q.

Response

The Company will file its certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K in all future filings.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

16.
Please reconcile the $6,419,638 dividends paid to Original Shareholders as reflected in your cash flows from financing activities to the $5,666,455 dividends paid to Original Shareholders as reflected in your Consolidated Statements of Shareholders’ Equity.

Response

The Company will provide the reconciliation of dividends of $5,666,455 reflected in its consolidated statement of shareholders’ equity for the year ended December 31, 2009 and the dividends paid to Original Shareholders of $6,419,638 as reflected in its cash flow from financing activities, as follows:

	$
Dividends payable as shown on the Company’s consolidated balance sheet as of December 31, 2008		757,456
Dividends declared and paid as shown on the Company’s consolidated statement of shareholders’ equity for the year ended December 31, 2009		5,666,455

Translation adjustments		(4,273)

Dividends paid as shown on the Company’s consolidated statement of cash flow for the year ended December 31, 2009		6,419,638

Rufus Decker
August 10, 2011

2. Summary of Significant Accounting Policies

(h) Receivables and Other Assets, page F-9

17.	You indicate that you do not have [a] credit line policy with customers. In addition, customers mainly make upfront payments for sales. Please provide the following in future filings:

•
Please tell us and disclose your policy with regards to upfront payments.  Please disclose whether you require your customers to make upfront payments for sales and how much of the total sales price is required to be paid upfront.  Please disclose any other specific terms including how long before delivery are customers required to pay.  Please also tell us whether this is customary policy in the PRC.  Please also revise your revenue recognition policy to include your accounting policy for deferred revenue related to deposits from customers; and

•
On page F-14, you disclose that deposits from customers are included in accrued expenses and other payables.  Please tell us and disclose how much of your accrued expenses and other payables were related to deposits from customers as of December 31, 2010 and 2009.

Response

In respect of the Company’s sales of recycled LDPE, the Company generally requires customers to make full payments for purchases before or upon delivery. When a customer makes a payment before the delivery of the goods, the upfront payment is credited as deposits from customers, which is included in accrued expenses and other payables on the Company’s balance sheet, and will be recognized as revenue only when the significant risks and ownership of the goods have been transferred to the customer. There are no standard payment terms universally adopted in the industry but the Company has used the above-discussed terms of payment since incorporation.

However, during the second quarter of 2011, the Company performed credit evaluation of the customers who had long term and good relationships with the Company based upon their payment history and current creditworthiness. Based on the evaluation results, the Company provided certain customers with 30-day credit period. The Company will continue to monitor collections and payments from these customers in determining if a credit period is to be continuously granted to them. All other customers are required as usual to make payments in full before or upon delivery.

In future filings, the Company will add disclosure similar to that set forth below in the Summary of Significant Accounting Policies.

“Revenue from sales of manufactured LDPE is recognized when persuasive evidence of an arrangement exists, delivery of the goods has occurred, and customer acceptance has been obtained, which means the significant risks and ownership have been transferred to the customer, the price is fixed or determinable and collectability is reasonably assured.

Rufus Decker
August 10, 2011

From time to time, revenue is deferred for upfront payments for sales of recycled LDPE received and is included in accrued expenses and other payables until the significant risks and ownership of the goods have been transferred to the customers and the price is fixed or determinable and collectability is reasonably assured.”

As of December 31, 2010 and 2009, the deposits from the Company’s customers included in accrued expenses and other payables were $36,039 and $45,726, respectively. In future filings, the Company will include disclosure similar to that set forth in the table below in the note pertaining to accrued expenses and other payables to financial statements.

	2010	2009
Deposits from customers	$36,039	$45,726
Accrued payroll	336,601	278,562
Accrued expenses	348,929	104,836
	$721,569	$429,124

(l) Impairment, page F-10

18.
We note your disclosures regarding impairment of long-lived assets.  In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including property and equipment, please disclose the following in critical accounting policies in future filings:

•	How you group long-lived assets for impairment and your basis for that determination;

•	Please disclose how you determine when you should test for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;

•	Sufficient information to enable a reader to understand what method you apply in estimated the fair value of your long-lived assets; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Response

The Company’s future filings will include disclosure similar to that set forth below in its critical accounting policies disclosure.

Rufus Decker
August 10, 2011

“Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous losses suffered. We assess recoverability of assets by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions. If the estimated undiscounted cash flows are less than the carrying amount then we perform the second step of the analysis and compare the fair value to the carrying amount. Fair value is determined using various approaches, including discounted future cash flows, independent appraisals or other relevant methods. If the carrying amount of the asset exceeds its fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate or amortize over the remaining estimate useful life of the asset where appropriate. We may incur impairment losses in future periods if factors influencing our estimates change. Historically, we have not had an impairment charge on our long-lived assets.”

Form 10-Q for the Period Ended March 31, 2011

General

19.	Please discuss the above comments in your interim filings as well.

Response

The Company will address the above comments which apply to Quarterly Reports on Form 10-Q in all future interim filings.

Regarding Comment 9 above, the Company confirms that it is true that, as of the end of the most recent reporting period covered by the Quarterly Report on Form 10-Q (and in future filings, the Company will indicate (if true during the period covered by such future filing)), that its management’s conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the most recent reporting period was based on the full definition set forth in Rule 13a-15(e) of the Exchange Act.

Attached to this letter is a written statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Rufus Decker
August 10, 2011

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 536-4087 if you have further questions or would like to discuss any other matters.

Very truly yours,

Mandy Lundstrom, Esq.

Written Acknowledgment
of
Guanwei Recycling Corp.

I, the Chief Executive Officer of Guanwei Recycling Corp. (the “Company”), hereby acknowledges on behalf of the Company that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  August 10, 2011
Guanwei Recycling Corp.

By:	/s/ Chen Min
Name:	Chen Min
Title:	Chief Executive Officer